CHADBOURNE
& PARKE LLP

30 Rockefeller Plaza, New York, NY 10112
tel 212-408-5100 fax 212-541-5369

82-4870

RECD S.E.C.
SEP 17 2002
1086

September 16, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: S.A. FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR
(Registration No. 333-9442)

SUPPL

Dear Commissioners:

Enclosed please find S.A. Fábrica de Produtos Alimentícios Vigor's (the "Company") (1) quarterly information report for the period ending on June 30, 2002, filed with the *Comissão de Valores Mobiliários* (the "CVM"), to be added to the Company's Rule 12g3-2(b) Exemption Application materials.

If you have any questions or comments regarding the accompanying materials, please contact me at (212) 408-5319.

Very truly yours,

H. M.

Helena Mahler

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

Enclosures

cc: Talbert I. Navia, Esq.
Alejandro San Miguel, Esq.

Total of Sequentially Numbered Pages: 40

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION – CVM
ITR – QUARTERLY INFORMATION REPORT
COMPANY CLASSIFICATION: Commercial, Industrial and others
Base Date June 30. 2002 prepared in accord with Brazilian Corporate Legislation

REGISTRATION WITH THE BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM) DOES NOT IMPLY THEY HAVE MADE ANY JUDGMENT UPON SUCH, AS MANAGEMENT IS RESPONSIBLE FOR THE VALIDITY OF THE INFORMATION

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86
4. – NIRE 35300052315		

1.02 – HEAD OFFICE

1. – ADDRESS			2. – DISTRICT	
Rua Joaquim Carlos, 396			Belenzinho	
3. – CEP 03019-900	4 – MUNICIPALITY São Paulo			5. – STATE SP
6. – DDD 011	7. – TELEPHONE 6099-5500	8. – TELEPHONE 6099-5500	9. – TELEPHONE 6099-5500	10. – TELEX 0
11. – DDD 011	12. – FAX 292 9234	13. – FAX 292 9234	14. – FAX 292 9234	
15. – E-MAIL vpc@vigor.com.br				

1.03 – DIRECTOR OF INVESTOR RELATIONS (address for correspondence)

1. - NAME				
Vinícius Vieira Ramos				
2. – ADDRESS Rua Joaquim Carlos, 396			3. – DISTRICT Belenzinho	
4. – CEP 03019-900	5. – MUNICIPALITY São Paulo			6. – STATE SP
7. – DDD 011	8. – TELEPHONE 6099-5500	9. – TELEPHONE 6099-5500	10. – TELEPHONE 6099-5500	11. – TELEX 0
12. – DDD 011	13. – FAX 292 9234	14. – FAX 292 9234	15. – FAX 292 9234	
16. – E-MAIL vpc@vigor.com.br				

1.04 – REFERENCE/AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER		
1. – START	2. – END	3. – NO.	4. – START	5. – END	6. – NO.	7. – START	8. – END
Jan. 1/02	Dec. 31/02	2	Abr. 1/02	Jun. 30/02	1	Jan 1/02	Mar. 31/02
9 – NAME/CORPORATION OF AUDITOR Boucinhas & Campos Auditores Independentes S/C Ltda.					10 – CVM CODE 00319-0		
11 – NAME OF TECHNICIAN RESPONSIBLE Eduardo Pedro Fernandez Celeiro					12- CPF OF TECH. RESPONS. 053.547.368-03		

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 – 86

1.05 – CAPITAL STOCK COMPOSITION

NUMBER OF SHARES (000)	1. – CURRENT QUARTER JUNE 30/02	2. – PREVIOUS QUARTER MARCH 31/02	3. – PREVIOUS YEAR QUARTER JUNE 30/01
Paid-in Capital			
1. – Common	95,950	95,950	95,950
2. – Preferred	69,497	69,497	69,497
3. – Total	165,447	165,447	165,447
HELD IN THE TREASURY			
4. – Common	0	0	0
5. – Preferred	0	0	0
5. – Total	0	0	0

1.06 – COMPANY CHARACTERISTICS

1. – TYPE OF COMPANY Corporation: Commercial, industrial, other
2. – SITUATION Operating
3. – NATURE OF SHARE CONTROL Private, Brazilian
4. – ACTIVITY CODE 1020000 - Food Products
5. – MAIN ACTIVITY Dairy Products
6. – TYPE OF CONSOLIDATION Total
7. – TYPE OF AUDITOR'S REPORT Unqualified

1.07 – COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1. ITEM	2. – CNPJ	3. – CORPORATE NAME

1.08 – SOURCE OF FUNDS APPROVED AND/OR DISTRIBUTED DURING AND AFTER QUARTER

1. – ITEM	2. – EVENT	3. – DATE	4. – ACTION	5. – START	6. – TYPE	7. – VALUE

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

1.09 – PAID IN CAPITAL AND CAPITAL SUBSCRIPTION DURING CURRENT FISCAL YEAR

1. – ITEM	2. – CHANGE DATE	3. – CAPITAL STOCK VALUE (000 REAIS)	4. – CHANGE VALUE (000 REAIS)	5. – REASON FOR CHANGE	7. – QUANTITY OF SHARES ISSUED (000)	8 – SHARE ISSUE PRICE (REAIS)

1.10 – DIRECTOR OF INVESTOR RELATIONS

1. – DATE	2. – SIGNATURE
August 20, 2002	

3

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

2.01 – BALANCE SHEETS – ASSETS (Reais thousand)

1. - CODE	2. – DESCRIPTION	JUNE 30/02	MARCH 31/02
1	Total Assets	457,217	441,648
1.01	Current Assets	81,047	81,680
1.01.01	Cash and equivalents	4,561	4,922
1.01.01.01	Cash and banks	452	3,009
1.01.01.02	Investments	4,109	1,913
1.01.02	Credits	35,164	37,918
1.01.02.01	Accounts receivable customers	31,182	30,007
1.01.02.02	Receivable from subsidiaries and affiliates	2,497	6,224
1.01.02.03	Dividends receivable	1,799	1,799
1.01.02.04	Allowance for doubtful accounts	(1,651)	(1,603)
1.01.02.05	Other credits	1,337	1,491
1.01.03	Inventory	33,886	32,370
1.01.03.01	Raw material	1,052	529
1.01.03.02	Finished Products	25,474	25,632
1.01.03.03	Stocks	7,360	6,209
1.01.04	Other inventory	7,436	6,470
1.01.04.01	Prepaid expenses	221	314
1.01.04.02	Income and other taxes recoverable	7,215	6,156
1.02.	Non-current assets	103,059	85,594
1.02.01	Sundry credits	37,528	31,587
1.02.01.01	Compulsory deposits and loans	420	420
1.02.01.02	Judicial deposits	7,004	6,501
1.02.01.03	Deferred income tax and social contribution	30,104	24,666
1.02.02	Credits with related parties	65,531	54,007
1.02.02.01	Credits with affiliates	2,692	1,217
1.02.02.02	Credits with subsidiaries	62,839	52,790
1.02.02.03	Credits with other associates	0	0
1.02.03	Other credits	0	0
1.02.03.01	Current investments	0	0
1.03	Permanent Assets	273,111	274,374
1.03.01	Investments	96,238	97,402
1.03.01.01	Investments in affiliates	0	0
1.03.01.02	Investments in subsidiaries	79,261	80,425
1.03.01.02.01	Companhia Leco de Produtos Alimentícios	73,632	74,402
1.03.01.02.02	Dan Vigor Ind. E Com. Laticínios Ltda.	5,629	6,023
1.03.01.03	Other investments	16,977	16,977
1.03.01.03.01	Land and buildings	16,976	16,976
1.03.01.03.02	Só Nata Ind. e Comércio Ltda.	1	1

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

2.01 – BALANCE SHEETS – ASSETS (Reais thousand)

1. - CODE	2. - DESCRIPTION	JUNE 30/02	MARCH 31/02
1.03.02	Property, plant and equipment	176,807	176,874
1.03.02.01	Land	48,362	48,362
1.03.02.02	Buildings	88,192	88,772
1.03.02.03	Machinery	19,937	17,849
1.03.02.04	Installations and equipment	6,690	6,225
1.03.02.05	Vehicles	2,840	2,932
1.03.02.06	Construction in progress	9,866	11,864
1.03.02.07	Advances	392	388
1.03.02.08	Other inventory	528	482
1.03.03	Deferred charges	66	98

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

2.02 – BALANCE SHEET – LIABILITIES (Reais thousand)

1. - CODE	2. – DESCRIPTION	JUNE 30/ 02	MARCH 31/02
2	Total liabilities	457,217	441,648
2.01	Current liabilities	67,218	83,820
2.01.01	Short-term loans and financing	32,101	40,481
2.01.02	Debentures in short-term	0	0
2.01.03	Accounts payable suppliers	23,931	33,017
2.01.04	Income and other tax and contributions	3,235	2,183
2.01.04.01	ICMS (state value added tax) payable	670	1,040
2.01.04.02	PIS (social sales tax) payable	224	160
2.01.04.03	COFINS (PAYROLL TAX) PAYABLE	2,084	741
2.01.04.04	INCOME TAX PAYABLE	155	136
2.01.04.06	OTHERS	102	106
2.01.05	DIVIDENDS PAYABLE	0	0
2.01.06	PROVISIONS	3,388	5,028
2.01.06 01	PROVISION FOR HOLIDAYS	2,681	2,530
2.01.06.02	PROVISION FOR 13TH MONTH SALARY	707	319
2.01.06.03	PROVISION FOR SWAP LOSSES	0	2,179
2.01.07	DEBTS WITH RELATED PARTIES	0	0
2.01.08	OTHER CURRENT LIABILITIES	4,563	3,111
2.01.08.01	SALARIES AND SOCIAL CHARGES	927	952
2.01.08.02	OWED TO SUBSIDIARIES AND AFFILIATES	2,886	699
2.01.08.03	OTHERS	739	1,275
2.01.08.04	DIVIDENDS PAYABLE	11	185
2.02	NON-CURRENT LIABILITIES	223,887	178,228
2.02.01	LOANS AND FINANCING	161,614	125,526
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	0	0
2.02.04	DEBTS WITH RELATED PARTIES	0	0
2.02.05	OTHER NON-CURRENT LIABILITIES	62,273	52,702
2.02.05.01	CONTINGENCY PROVISION	39,844	35,789
2.02.05.02	PROVISION FOR DEFERRED INCOME TAXES	15,604	15,780
2.02.05.03	PURCHASE OF PROPERTY PLANT AND EQUIPMENT	5,576	719
2.02.05.04	TAXES TO BE COLLECTED	1,249	414
2.03	FUTURE INCOME	0	0
2.05	SHAREHOLDERS' EQUITY	166,112	179,600
2.05.01	PAID-IN CAPITAL STOCK	81,000	81,000
2.05.01.01	SUBSCRIBED CAPITAL	81,000	81,000
2.05.02	CAPITAL RESERVES	20	20

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

2.02 – BALANCE SHEET – LIABILITIES (Reais thousand)

1. - CODE	2. - DESCRIPTION	JUNE 30/02	MARCH 31/02
2.05.02.01	MONETARY CORRECTION OF CAPITAL	0	0
2.05.02.02	FISCAL INCENTIVE RESERVE	20	20
2.05.03	REVALUATION RESERVES	82,395	82,886
2.05.03.01	COMPANY ASSETS	47,664	47,962
2.05.03.02	ASSOCIATED COMPANY ASSETS	34,731	34,924
2.05.04	INCOME RESERVES	14,034	14,034
2.05.04.01	LEGAL RESERVES	1,861	1,861
2.05.04.02	STATUTORY RESERVES	0	0
2.05.04.03	CONTINGENCY RESERVE	0	0
2.05.04.04	FUTURE INCOME RESERVE	0	0
2.05.04.05	INCOME RETENTION RESERVE	0	0
2.05.04.06	SPECIAL RESERVE FOR NON-DISTRIBUTED DIVIDS	0	0
2.05.04.07	OTHER INCOME RESERVES	12,173	12,173
2.05.04.07.01	CAPITAL INCREASE RESERVE	12,173	12,173
2.05.05	RETAINED EARNINGS/ACCUMULATED LOSSES	(11,337)	1,660

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

3.01 –STATEMENT OF RESULTS (Reais thousand)

1. - CODE	2. - DESCRIPTION	3. – APR. 1 TO JUNE 30/02	4. - JAN. 1 TO JUNE 30/02	5. – APR.1 TO JUNE 30/01	6. - JAN. 1 TO JUNE 30/01
3.01	Gross revenue from sales of goods and/or services	80,832	155,463	76,656	156,481
3.02	Deductions from gross sales	(12,759)	(25,026)	(12,399)	(25,856)
3.03	Net revenue from sale of goods and services	68,073	130,437	64,257	130,625
3.04	Cost of goods and/or services sold	(49,290)	(94,890)	(51,073)	(101,095)
3.05	Gross income	18,783	35,547	13,184	29,530
3.06	Operating expenses/income	(37,336)	(59,970)	(26,088)	(54,658)
3.06.01	Sales expenses	(13,637)	(26,156)	(9,164)	(17,667)
3.06.01.01	Freight and transport expenses	(5,718)	(11,128)	(4,445)	(8,978)
3.06.01.02	Salaries	(3,823)	(7,690)	(2,549)	(4,933)
3.06.01.03	Advertising and marketing	(2,015)	(3,785)	(948)	(936)
3.06.01.04	Consumables.	(186)	(289)	(100)	(208)
3.06.01.05	Allowance for doubtful accounts	(49)	(229)	(94)	(151)
3.06.01.06	Services provided by others	(1,044)	(1,672)	(469)	(1,137)
3.06.01.07	Depreciation	(90)	(185)	(102)	(291)
3.06.01.08	Other sales expenses	(712)	(1,178)	(457)	(1,033)
3.06.02	General and administration	(3,191)	(5,933)	(3,405)	(6,241)
3.06.02.01	Administrative personnel salaries	(1,527)	(3,091)	(1,876)	(3,225)
3.06.02.02	Management fees	(576)	(1,118)	(541)	(1,082)
3.06.02.03	Services	(322)	(707)	(244)	(352)
3.06.02.04	Consumables	(54)	(104)	(66)	(139)
3.06.02.05	Depreciation	(177)	(333)	(92)	(183)
3.06.02.06	Income taxes	(47)	(115)	(76)	(163)
3.06.02.07	Travel expenses	(131)	(259)	(61)	(113)
3.06.02.08	Rent	(14)	(62)	(13)	(104)
3.06.02.09	Contingency provision	0	538	(10)	(148)
3.06.02.10	Other general and administrative expenses	(343)	(682)	(426)	(735)
3.06.03	Financial	(24,368)	(31,369)	(12,892)	(29,747)

8

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 – 86

3.01 –STATEMENT OF RESULTS (Reais thousand)

1. - CODE	2. - DESCRIPTION	3. – APR. 1 TO JUNE 30/02	4. - JAN. 1 TO JUNE 30/02	5. – APR.1 TO JUNE 30/01	6. - JAN. 1 TO JUNE 30/01
3.06.03.01	Financial revenue	5,484	6,039	2,453	4,610
3.06.03.02	Financial expenses	(29,852)	(37,408)	(15,345)	(34,357)
3.06.04	Other operating income	5,957	6,404	70	219
3.06.05	Other operating expenses	(933)	(1,144)	(297)	(607)
3.06.06	Equity income	(1,164)	(1,772)	(400)	(615)
3.07	Operating income	(18,553)	(24,423)	(12,904)	(25,128)
3.08	Non-operating income	(550)	(515)	237	2,641
3.08.01	Income	1,879	1,920	266	2,824
3.08.02	Expenses	(2,429)	(2,435)	(29)	(183)
3.09	Income before income taxes and social contribution	(19,103)	(24,938)	(12,667)	(22,487)
3.10	Provision for income taxes and social contribution	0	0	0	0
3.10.1	Provision for income taxes	0	0	0	0
3.10.2	Provision for social contribution on income	0	0	0	0
3.11	Deferred income taxes	5,615	12,652	4,083	7,240
3.11.01	Provision for deferred income taxes	4,089	9,556	2,998	5,319
3.11.02	Provision for deferred social contribution	1,526	3,096	1,085	1,921
3.12	Statutory participation and contribution	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversal of interest on capital stock	0	0	0	0
3.15	Income/loss for period	(13,488)	(12,286)	(8,584)	(15,247)
	NUMBER OF SHARES LESS HELD IN TREASURY (000)	165,447	165,447	165,447	165,447
	EARNINGS PER SHARE				
	LOSS PER SHARE	(0.08152)	(0.07426)	(0.05188)	(0.09216)

9

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 – NOTES TO FINANCIAL STATEMENTS

Note 1 – Presentation of the financial statements

The financial statements were prepared in accord with the accounting practices emanating from Brazilian Corporate Legislation, and the instructions and rules of the Brazilian Securities and Exchange Commission (CVM).

The is voluntarily presenting statements of cash flow, prepared in accord with NPC20 – Statement of Cash Flow emanating from the Brazilian Institute of Independent Auditors. (See note 16)

Description of main accounting practices

a. *Short-term Investments*

Short-term investments were recorded at their cost plus any income incurred up to the balance sheet date and do not exceed their market value.

b. *Allowance for doubtful accounts*

The allowance was constituted in an amount considered sufficient to cover any eventual losses upon the realization of accounts receivable.

c. *Inventory*

Inventory was evaluated at average acquisition or production cost and does not exceed market value.

d. *Non-current Investments*

Investments in subsidiaries were evaluated by the equity method and other investments were recorded at their restated cost.

e. *Property, plant and equipment*

Property, plant and equipment are recorded at their purchase or construction cost plus any revaluation. Depreciation is calculated by the straight-line method at rates taking into consideration the estimated useful life of the asset.

f. *Rights and Obligations*

These are restated at the exchange rates and financial charges under the terms of the current contracts, in a way to reflect the values incurred up to the balance sheet date.

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 – NOTES TO FINANCIAL STATEMENTS

Note 2 – Description of main accounting practices - continued

g. *Deferred income tax and social contribution*

The deferred income tax and social contribution were calculated on temporary differences, tax losses and the negative base for social contributions at a total rate of 34% and are shown as non-current assets and liabilities, in accord with Note 9

h. *Revaluation reserve*

These reserves are a result of the Company's own assets and those of the subsidiaries and are being depreciated or written-off against retained earnings. The corresponding deferred income tax and social contribution are classified as non-current liabilities.

Note 3 – Consolidated financial statement

The consolidated financial statements include the financial statements of S/A Fábrica de Produtos Alimentícios Vigor, and its subsidiaries, as follows:

	Share %	
	June 30, 2002	Mar. 31 2002
Companhia Leco de Produtos Alimentícios	80	80
Dan Vigor Indústria e Comércio Ltda. (jointly controlled)	50	50
Vigor Limited	100	100

Description of the main consolidation procedures

a. Elimination of the asset and liability account balances between the consolidated companies.

b. Elimination of the capital, reserve and retained earning participation of the subsidiary companies, and

c. Elimination of the revenue and expense accounts resulting from business between the companies.

d. The valor of minority participation is shown on the financial statements

Note 3 – Customer accounts receivable

	Parent		Consolidates	
	June 30/02	Mar. 31/02	June 30/02	Mar. 31/02
Customer accounts receivable	31,182	30,007	53,028	50,802
Allowance for doubtful accounts	(1.651)	(1,603)	(2,593)	(2,549)
	29,531	28,404	50,435	48,253

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 - NOTES TO FINANCIAL STATEMENTS

Note 4 – Inventory

	Parent		Consolidated	
	June 30/02	Mar. 31/02	June 30/02	Mar 31/021
Finished products	25,474	25,632	32,140	32,113
Raw material	1,052	529	4,199	3,866
	7,360	6,209	11,087	11,696
Stocks	-	-	1,185	844
	33,886	32,370	48,611	48,519

Note 5 – Investments

	Parent		Consolidated	
	June 30/02	Mar. 31/02	June 30/02	Mar 31/021
Interest in subsidiaries	79,261	80,425	-	-
Interest in other companies	1	1	2	2
Real estate not in use	16,976	16,976	17,175	17,175
	96,238	97,402	17,177	17,177

The financial statements of the subsidiary companies were prepared on June 30, 2002 and the criteria used were the same as those used by the parent company, when applicable. Independent auditors reviewed these financial statements.

The main details as to the investments in subsidiaries as of June 30, 2002 are as follows:

	Leco	Dan Vigor	Vigor Limited
Capital stock	33,700	12,153	-
Number of shares/quotas	145,000 thou	12,153 thou	-
Number of shares/quotas held	116,000 thou	6,077 thou	-
Class of share/quotas held	Common*	Quotas	Shares
Interest in capital	80%	50%	100%
Net equity	92,040	11,259	(1,339)
Net income (loss) for period	(975)	(1,984)	(279)
Adjusted investment value	73,632	5,629	-
Net equity adjustment	(780)	(992)	-
Net equity deficit	-	-	(474)

12

.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 - NOTES TO FINANCIAL STATEMENTS

Note 6 – Transactions between related parties

The operations with related parties, which are substantially a result of the loan of raw material and materials, purchase and sell of products and processing of several products, are carried out at their cost values. On the current account with the controlling shareholder, CM Indústria e Comércio Ltda. financial charges are 99% of the CDI. The loan to Vigor Limited corresponds to US$ 20,990 with a return of 9.75%

Balance Sheet - Assets	**Current**		**Non-Current**
	Accounts Receivable	**Dividends Receivable**	**Loans and Current Accounts**
Companhia Leco de Produtos Alimentícios	867	1,799	-
Laticínios Lora da Nata Ltda.	-	-	90
DanVigor Indústria e Comércio de Laticínos Ltda	1,630	-	-
Vigor Limited	-	-	62,839
CM Indústria e Comércio Ltda.	-	-	2,602
	2,497	1,799	65,531

Balance Sheet - Liabilities	**Current**	
	Current Account	**Supplier**
Companhia Leco de Produtos Alimenticios	2,489	252
DanVigor Indústria e Comércio de Laticínos Ltda	-	145
	2,489	397

	Sales	**Purchases**	**Processing Services**	**Financial Receipts**
Companhia Leco de Produtos Alimenticios	191	(2,170)	890	-
DanVigor Indústria e Comércio de Laticínos Ltda	-	(2,975)	-	-
CM Indústria e Comércio Ltda.	-	-	-	431
	191	(5,145)	890	431

13

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 - NOTES TO FINANCIAL STATEMENTS

Note 7 – Financings and Loans

	Parent		Consolidated	
	June 30/02	Mar. 31/02	June 30/02	Mar. 31/02
Domestic currency loans:				
FINAME - URTJLP + 4% to 5.5% interest per annum over TJLP + 2.8% per year (monthly amortization)	711	903	711	903
FINAME - UMBNDES + 5% interest per annum over TJLP (monthly amortization)	118	117	118	117
BNDES FINAME + 5% interest per annum plus TJLP that exceeds 6% per annum (monthly amortization)	19,559	9,259	19,559	9,259
Guaranteed Bank Account-Interest 105% CDI pa	2,250	-	3,004	1,508
CPR – predetermined interest rate 8.75%p.a.	310	-	310	
Working capital guaranteed account – interest 106.5% of CDI	-	1,501	-	1,501
Working capital – Principle value US$ 8,710,000, includes interest 17.5% per annum	-	2,505	-	2,505
Total loans in domestic currency	22,948	14,285	23,702	15,793
Foreign currency loans:				
Dollar import financing - 2.18% to 9.4% LIBOR plus 0.45% to 2% spread per annum (paid in one unique installment at end of contract)	8,433	8,919	8,433	8,919
US$ 50,000,000 Eurobond plus incurred interest with 10.125% up to October 2002 and 10.5% afterwards (due October 2005. with semiannual payments)	144,820	121,310	83,617	69,685
Working capital loan with principal value of US$ 6,138,000 with interest of 10.5% to 13.0% per annum (paid in one unique installment at end of contract)	17,514	21,493	17,514	21,493
Total foreign currency loans	170,767	151,722	109,564	100,097
Total of loans classified as short-term	32,101	40,481	31,356	39,137
Total of loans classified as non-current	161,614	125,526	101,910	76,753

The financing in domestic currency comes due between July 15, 2002 and October 15, 2008 and in international currently between July 10, 2002 and October24, 2005. Loan Guarantees: chattel mortgages. The Eurobond is guaranteed by the company Companhia Leco de Produtos Alimentícios.

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 – NOTES TO FINANCIAL STATEMENTS

Note 8 – Contingency provisions

The Company has taken legal actions against the legality of several taxes and labor claims. Provisions have been constituted based on the opinion of the legal counsel and are shown below by nature of action:

	Parent		Consolidated	
	June 30/02	Mar. 31/02	June 30/02	Mar 31/02
Taxes	37,004	33,807	75,878	71,178
Labor and civil	1,501	1,501	3,060	3,060
Negative net worth	1.339	481	-	-
	39,844	35,789	78,938	74,238

The Company's major legal actions are:

PIS – Discussion on the unconstitutionality of the contribution. The value of the provision on June 30, 2002 was R$ 10,405 thousand for the Parent Company and R$ 20,499 for the Consolidated Company (R$ 19,221 on March 31, 2002),

COFINS – The following points are being questioned: a) the increase in the rate of 1%; b) the taxation of other operating income; and c) compensation by the value of public securities owned. The value of the provision on June 6, 2002 was R$ 21,933 for the Parent Company and R$ 42,942 for the Consolidated Company (R$ 35,977 on March 31, 2002).

Plano Verão (Summer Plan) – The monetary correction index for the balance from January 1989 is being questioned. The value of the provision on June 6, 2002 was R$ 1,165 for the Parent Company and R$ 1,903 for the Consolidated Company (R$ 1,862 on March 31, 2002)

Excess value of Finsocial paid – Conforming to the evaluation of our legal council the chance of success for receiving compensation for Finsocial with COFINS are good. As a consequence in June 2002 Management decided to reverse the provision in the value of R$ 1,776 (R$ 3,277 for the Consolidate Company).

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 – NOTES TO FINANCIAL STATEMENTS

Note 9 – Deferred income tax and social contribution

The deferred income tax and social contribution are recorded in order to reflect the tax effects attributed to the temporary differences between the asset and liability tax base and their respective book value. The Company's Management based on analysis of future profits shown in the projection and history of taxable income, decided to record deferred tax credit assets as a result of these temporary differences and the accumulated tax losses in the amount of R$ 30,104. It is the expectation of Management that this tax credit will be used over the next five-year period. The deferred income tax and social contribution are a result of:

	Parent		Consolidated	
	June 30/02	**Mar. 31/02**	**June 30/02**	**Mar 31/021**
Non-current assets:				
Contingency provisions	8,774	7,342	15,576	13,832
Tax losses to be compensated	14,146	11,326	14,146	11,326
Negative social contribution base	7,184	5,998	8,048	6,895
	30,104	**24,666**	**37,770**	**32,053**
Non-current liabilities:				
Accelerated depreciation from incentives	794	816	1,571	1,551
Revaluation reserve	14,809	14,964	25,458	25,733
	15,603	**15,780**	**27,029**	**27,284**

It is estimated that the deferred credit values will be used in the following years:

Year	**Estimated value to be realized**	
	Tax Loss	**CSSL Negative Base**
2003	$R 3,299	R$ 1,188
2004	R$ 5,293	R$ 1,906
2005	R$ 5,554	R$ 2,750
2006	-	R$ 1,340
Total	R$ 14,146	R$ 7,184

The realization of the provisioned values for the deferred income tax and negative base for the social contribution depend on the judging of the actions taken

16

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 – NOTES TO FINANCIAL STATEMENTS

Note 10 – Capital stock

There were no changes to the Company's capital stock.

Note 11 – Share holdings

On June 30, 2002 the fully paid up shares of the Company's capital stock were held as follows:

	Common	Preferred	Total	%$
Controlling shareholders	95,948	27,624	123,572	74.69
Minority shareholders	2	41,873	41,875	25.31
	95,950	69,497	165,447	100.00

Note 12 – Financial expenses

	Parent		Consolidated	
	June 30/02	June 30/01	June 30/02	June 3/01
Financial expenses for loans:				
Interest and exchange variations – Eurobonds	17,765	23,591	17,765	23,591
Interest on bank loans	8,216	201	8,495	201
	25,981	23,792	26,260	23,792
Other financial expenses:				
Interest and exchange variations – Suppliers	4,494	6,434	4,751	9,291
Discounts granted	1,908	1,655	1,945	1,694
Restatement of tax provisions (non-current)	3,761	1,585	6,614	3,304
CPMF Provision	557	616	946	979
Banking expenses	707	275	1,599	81
	11,427	10,565	15,855	15,749
Total financial expenses	**37,408**	**34,357**	**42,115**	**39,541**

Note 13 – Other Operating Income

	Parent June 30/02	Consolidated June 30/02
Excess Finsocial paid	1,776	3,277
Bonus from the supply of packaging	4,511	4,511
Other receipts	117	196
Total	6,404	7,984

17

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 – NOTES TO FINANCIAL STATEMENTS

Note 14 – Financial instruments

The accounting values, as for example: loan contracts, deferred/recoverable taxes, etc., referring to financial instruments contained on the balance sheet, when compared with the values that could be obtained from their sale in an active market or, in the absence of this, the adjusted net present value based on current market interest rates, substantially approximate their corresponding market values. The Company carried out "swap" operations, using them as "hedges" aimed at protecting the Real value of loans contracted in Dollars, which on June 30, 2002 showed a gain of R$ 555, recorded as a reduction as financial receipts.

Note 15 – Insurance coverage

On June 30, 2002, the Company carried insurance coverage on property, plant and equipment and inventories against fire and diverse risks in a value considered sufficient to cover any eventual losses, based on the opinion of insurance consultants.

18

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

4.01 – NOTES TO FINANCIAL STATEMENTS

Note 16 – Statement of cash flow - Parent

	Parent		Consolidated	
	Jan. 1/02 to June 30/02	Jan. 1/01t o Dec. 31/01	Jan. 1/02 to June 30/02	Jan. 1/01 to Dec. 31/01
Operating Activities				
Net Income	(12,286)	(12,243)	(12,286)	(12,243)
- Depreciation	4,776	10,921	8,598	19,787
- Equity income	1,772	(6,801)	-	-
- Investment adjustment	-	31	-	292
- Minority equity	-	-	(1,187)	2,109
- Gain on sale of assets	515	(2,560)	301	(2,688)
- Changes and interest on loans	25,620	36,078	28,351	71,789
Sub-total	**20,397**	**25,426**	**23,777**	**79,046**
Changes in discounted note receivable	(3,320)	2,447	(8,430)	630
Changes in inventories	(5,298)	(351)	(3,833)	2,953
Changes in subsidiaries and associated companies	8,030	(54,097)	11,777	(4,045)
Changes in suppliers	(1,858)	(6,633)	6,587	(14,336)
Changes in taxes and contributions	(11,684)	(8,940)	(13,064)	(9,026)
Changes in other accounts	3,646	(12,564)	(9,397)	(30,366)
Changes in working capital	**(10,484)**	**(80,138)**	**(16,360)**	**(54,190)**
Net cash generated (used) from operating activities	9,913	(54,712)	7,417	24,856
Investment activities				
Receipts from the sales of non-current assets	1,706	3,202	2,854	3,852
Purchases of non-current assets	(5,570)	(10,796)	(7,329)	(21,984)
	-	-	(1,986)	(257)
Net cash generated (used) by investment activities	(3,864)	(7,594)	(6,461)	(18,389)
Financing activities				
Loans obtained	25,978	43,389	26,732	43,479
Long-term ICMS collectable	1,240	-	1,530	-
Loans paid	(38,000)	(26,287)	(38,000)	(104,999)
Dividends received	-	3,883	-	-
Dividends paid	-	(103)	-	(4,175)
Net cash generated (used) by investing activity	(10,782)	20,882	(9,738)	(65,695)
Increase (reduction) in cash	(4,733)	(41,424)	(8,782)	(59,228)
Cash and equivalent balance				
An begi9nning of period	**9,294**	**50,717**	**14,007**	**73,234**
At end of period	**4,561**	**9,293**	**5,225**	**14,006**

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

5.01 – COMMENTS ON COMPANY'S QUARTERLY PERFORMANCE

1 – Financial Ratios	**June/02**	**March/02**
Balance sheet ratios		
A. - Quick ratio	0.70	0.59
B. - Current ratio	1.21	0.97
C. - Debt to equity	0.57	0.69
Operating ratios	**June/02**	**June01**
A. - Gross margin		
Gross income/Net sales revenue	27.6%	20.5%
B.- Administrative Expenses/Net Sales Revenue	(4.7%)	(5.3%)
C - Sales Expenses/Net Sales Revenue	(20.0%)	(14.3%)
D. - Net Financial Revenue/Net Sales Revenue	(35.8%)	(20.1%)
E. - Operating Income/Net Sales Revenue	(27.3%)	(20.1%)
F. - Net Income/Net Sales Revenue	(19.8%)	(13.4%)
G. - Asset turnover:		
Net Sales Revenue/Average Total Assets	0.15	0.13
H. - Return on assets:		
Net Income/Total Average Assets	(3.00%)	(0.68%)
I. - Return on equity:		
Net Income/Average Shareholders' Equity	(7.80%)	(1.34%)

2. – Comments

The gross margin of 27.6% in the quarter (20.5% in the same quarter in the previous year) increased 35% as a result of the increase in sales and mainly due to the reduction of fixed costs. During the quarter, the increase in sales expenses as a result of changes in the sales, marketing and logistics area, the increase in financial expenses as a result of foreign exchange fluctuations and the minority interest negatively influenced the operating result for the quarter by R$ 18,553 (negatively by R$ 12,904 in the 2001 second quarter).

20

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

5.01 – COMMENTS ON COMPANY'S QUARTERLY PERFORMANCE

3. – Human resources

The Company ended the quarter with 1,434 employees compared with 1,481 in the previous quarter.

4. – Expectations

In spite of external factors, such as, the monetary and commercial measures undertaken by countries like Argentina and the Untied States (major trade partners with Brazil) having provoked fluctuations in the foreign exchanges and share markets, the latest market reactions have been positive. The farm harvest for 2002 promises new record growth and Brazilian agricultural products are becoming more competitive abroad in terms of quality and price. Company Management is continuing to implement the new commercial management and administrative policies aiming at more positive results throughout the next quarters.

21

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

6.01 – CONSOLIDATED BALANCE SHEET – ASSETS (Reais thousand)

1. – CODE	2. – DESCRIPTION	JUNE 30/02	MARCH 31/02
1	Total assets	497,347	487,378
1.01	Current assets	118,782	117,005
1.01.01	Cash and equivalents	5,225	7,145
1.01.01.01	Cash and banks	663	4,753
1.01.01.02	Investments	4,562	2,392
1.01.02	Credits	53,402	51,097
1.01.02.01	Accounts receivable customers	53,028	50,802
1.01.02.04	Receivable from subsidiaries and affiliates	(2,593)	(2,549)
1.01.02.05	Allowance for doubtful accounts	2,967	2,844
1.01.03	Inventory	48,611	48,519
1.01.03.01	Raw material	4,199	3,866
1.01.03.02	Finished Products	32,140	32,113
1.01.03.03	Stocks	11,087	11,696
1.01.03.04	Goods in process	1,185	844
1.01.04	Other current assets	11,544	10,244
1.01.04.01	Income and other taxes recoverable	693	758
1.01.04.02	Prepaid expenses	10,851	9,486
1.02.	Non-current assets	72,261	64,221
1.02.01	Sundry credits	53,511	46,946
1.02.01.01	Compulsory deposits and loans	595	595
1.02.01.02	Judicial deposits	14,486	13,638
1.02.01.03	Deferred income tax and social contribution	37,770	32,053
1.02.01.04	Other	660	660
1.02.02	Credits with related parties	2,692	1,217
1.02.02.01	Credits with affiliates	2,692	1,217
1.02.02.02	Credits with subsidiaries	0	0
1.02.02.03	Credits with other associates	0	0
1.02.03	Other non-current assets	16,058	16,058
1.02.03.01	Current investments	16,058	16,058
1.03	Permanent assets	306,304	306,152
1.03.01	Investments	17,177	17,177
1.03.01.01	Investments in affiliates	0	0
1.03.01.02	Investments in subsidiaries	0	0
1.03.01.03	Other non-current investments	17,177	17,177
1.03.01.03.01	Land and buildings	17,175	17,175
1.03.01.03.02	Só Nata Ind. Com. Ltda	1	1
1.03.01.03.03	Fiscal incentives	1	1

22

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

6.01 – CONSOLIDATED BALANCE SHEET – ASSETS (Reais thousand)

1. – CODE	2. – DESCRIPTION	JUNE 30/02	MARCH 31/02
1.03.02	Property, plant and equipment	286,869	288,622
1.03.02.01	Land	80,155	80,155
1.03.02.02	Buildings	141,807	142,821
1.03.02.03	Machinery	29,479	27,550
1.03.02.04	Installation and equipment	18,327	15,663
1.03.02.05	Vehicles	3,648	3,814
1.03.02.06	Work in progress	11,534	16,744
1.03.02.07	Advances	392	388
1.03.02.08	Other property, plant and equipment	1,527	1,487
1.03.03	Deferred charges	2,258	353

23

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	1.116.331/0001 - 86

6.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (Reais thousand)

1. - CODE	2. - DESCRIPTION	JUNE 30/02	MARCH 31/02
2	Total liabilities	497,347	487,378
2.01	Current liabilities	89,186	102,245
2.01.01	Short-term loans and financing	31,356	39,137
2.01.02	Debentures in short-term	0	0
2.01.03	Accounts payable suppliers	42,495	46,566
2.01.04	Income and other taxes and contributions	5,422	4,086
2.01.04.01	ICMS (state value added tax) payable	939	1,405
2.01.04.02	PIS (social sales tax) payable	343	277
2.01.04.03	COFINS (PAYROLL TAX) PAYABLE	2,692	1,259
2.01.04.04	INCOME TAX PAYABLE	256	226
2.01.04.05	SOCIAL CONTRIBUTION PAYABLE	1,063	783
2.01.04.06	INCOME TAX PROVISION	129	136
2.01.05	DIVIDENDS PAYABLE	488	488
2.01.06	PROVISIONS	5,393	6,560
2.01.06 01	PROVISION FOR HOLIDAYS	4,117	3,789
2.01.06.02	PROVISION FOR 13TH MONTH SALARY	1,276	592
2.01.06.03	PROVISION FOR SWAP LOSSES	0	2,179
2.01.07	DEBTS WITH RELATED PARTIES	0	0
2.01.08	OTHER CURRENT LIABILITIES	4,032	5,408
2.01.08.01	SALARIES AND SOCIAL CHARGES	1,452	1,824
2.01.08.03	WATER, POWER, RENT AND FREIGHT PAYABLE	1,461	2,158
2.01.08.04	OTHER CURRENT LIABILITIES	1,119	1,426
2.02	NON-CURRENT LIABILITIES	218,011	180,909
2.02.01	LOANS AND FINANCING	101,910	76,753
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	0	0
2.02.04	DEBTS WITH RELATED PARTIES	0	0
2.02.05	OTHER NON-CURRENT LIABILITIES	116,101	104,156
2.02.05.01	CONTINGENCY PROVISION	78,938	74,238
2.02.05.02	DEFERRED INCOME TAX AND SOCIAL CONTRIB.	27,030	27,284
2.02.05.03	PURCHASE OF PROPERTY PLANT AND EQUIPMENT	5,576	1,239
2.02.05.04	TAXES TO BE COLLECTED	1,630	605
2.02.05.05	OTHER	2,927	790
2.03	FUTURE INCOME	0	0
2.04	MINORITY INTEREST	24,038	24,624
2.05	SHAREHOLDERS' EQUITY	166,112	179,600

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

6.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (Reais thousand)

1. - CODE	2. - DESCRIPTION	JUNE 30/02	MARCH 31/02
2.05.01	PAID IN CAPITAL	81,000	81,000
2.05.01.01	CAPITAL SUBSCRIBED	81,000	81,000
2.05.02	CAPITAL RESERVES	20	20
2.05.02.01	MONETARY CORRECTION OF CAPITAL	0	0
2.05.02.02	FISCAL INCENTIVE RESERVE	20	20
2.05.03	REVALUATION RESERVES	82,395	82,886
2.05.03.01	COMPANY ASSETS	82,395	82,886
2.05.03.02	AFFILIATED COMPANY ASSETS	0	0
2.05.04	INCOME RESERVES	14,034	14,034
2.05.04.01	LEGAL RESERVES	1,861	1,861
2.05.04.02	STATUTORY RESERVES	0	0
2.05.04.03	CONTINGENCY RESERVE	0	0
2.05.04.04	FUTURE INCOME RESERVE	0	0
2.05.04.05	INCOME RETENTION RESERVE	0	0
2.05.04.06	SPECIAL RESERVE FOR NON-DISTRIBUTED DIVIDS	0	0
2.05.04.07	OTHER INCOME RESERVES	12,173	12,173
2.05.04.07.01	CAPITAL INCREASE RESERVE	12,173	12,173
2.05.05	RETAINED EARNINGS/ACCUMULATED LOSSES	(11,337)	1,660

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

7.01 – CONSOLIDATED STATEMENT OF RESULTS (Reais thousand)

1. - CODE	2. - DESCRIPTION	3. – APR. 1 TO JUNE 30/02	4. - JAN. 1 TO JUNE 30/02	5. – APR. 1 TO JUNE 30/01	6. - JAN. 1 TO JUNE 30/01
3.01	Gross revenue from sales of goods and/or services	139,682	263,682	127,035	256,316
3.02	Deductions from gross sales	(22,521)	(42,100)	(18,631)	(38,494)
3.03	Net revenue from sale of goods and services	117,161	221,582	108,404	217,822
3.04	Cost of goods and/or services sold	(87,481)	(165,522)	(83,611)	(164,825)
3.05	Gross income	29,680	56,060	24,793	52,997
3.06	Operating expenses/income	(49,034)	(81,928)	(37,784)	(78,002)
3.06.01	Sales expenses	(22,354)	(43,004)	(17,528)	(34,027)
3.06.01.01	Freight and transport expenses	(8,540)	(16,407)	(7,815)	(15,416)
3.06.01.02	Personnel Salaries	(5,133)	(10,837)	(3,896)	(7,629)
3.06.01.03	Advertising and marketing	(3,961)	(8,294)	(3,633)	(6,440)
3.06.01.04	Consumables	(196)	(314)	(131)	(277)
3.06.01.05	Allowance for doubtful accounts	(45)	(275)	(242)	(457)
3.06.01.06	Services provides by others	(2,966)	(4,020)	(525)	(1,257)
3.06.01.07	Depreciation	(236)	(345)	(119)	(328)
3.06.01.08	Other sales expenses	(1,277)	(2,512)	(1,167)	(2,223)
3.06.02	General and administration	(5,615)	(10,239)	(5,537)	(10,203)
3.06.02.01	Administrative personnel salaries	(2,532)	(4,368)	(2,525)	(4,217)
3.06.02.02	Fees	(824)	(1,599)	(775)	(1,550)
3.06.02.03	Services	(960)	(1,880)	(838)	(1,608)
3.06.02.04	Consumables	(193)	(279)	(113)	(260)
3.06.02.05	Depreciation	(334)	(643)	(215)	(421)
3.06.02.06	Contingency provision	(167)	(399)	(174)	(376)
3.06.02.07	Income and other taxes	(128)	(267)	(73)	(170)
3.06.02.08	Rent	(12)	(74)	(24)	(121)
3.06.02.09	Travel expenses	92	630	(89)	(227)
3.06.02.20	Other general and administrative expenses	(557)	(1,360)	(711)	(1,253)
3.06.03	Financial	(28,089)	(35,528)	(14,595)	(33,538)

26

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

7.01 – CONSOLIDATED STATEMENT OF RESULTS (Reais thousand)

1. - CODE	2. - DESCRIPTION	3. – APR. 1 TO JUNE 30/02	4. - JAN. 1 TO JUNE 30/02	5. – APR. 1 TO JUNE 30/01	6. - JAN. 1 TO JUNE 30/01
3.06.03.01	Financial income	6,939	6,587	3,473	6,443
3.06.03.02	Financial expenses	(35,028)	(42,115)	(18,068)	(39,981)
3.06.04	Other operating income	7,879	7,984	286	511
3.06.05	Other operating expenses	(855)	(1,141)	(410)	(745)
3.06.06	Equity income	0	0	0	0
3.07	Operating income	(19,354)	(25,868)	(12,991)	(25,005)
3.08	Non-operating income	(414)	(350)	240	2,667
3.08.01	Income	2,821	3,051	329	3,027
3.08.02	Expenses	(3,235)	(3,401)	(89)	(360)
3.09	Income before income taxes and social contribution	(19,768)	(26,218)	(12,751)	(22,338)
3.10	Provision for income tax and social contribution	(277)	(769)	(172)	(959)
3.10.01	Provision for income tax	(201)	(632)	(125)	(698)
3.10.02	Provision for social contribution	(76)	(137)	(47)	(261)
3.11	Deferred income tax	5,971	13,514	4.363	8.259
3.11.01	Provision for deferred income tax	4,350	10,259	3.256	6.117
3.11.02	Provision for deferred social contribution	1,621	3,255	1.107	2.142
3.12	Statutory participation and contribution	0	0	.0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversal of interest on capital stock	0	0	0	0
3.14	Minority interest	586	1,187	(24)	(209)
3.15	Income/loss for period	(13,488)	(12,286)	(8,584)	(15,247)
	NUMBER OF SHARES LESS HELD IN TREASURY (000)	165,447	165,447	165,447	165,447
	EARNINGS PER SHARE				
	LOSS PER SHARE	(0.08152)	(0.07426)	(0.05188)	(0.09216)

27

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

7.01 – CONSOLIDATED STATEMENT OF RESULTS (Reais thousand)

1. - CODE	2. - DESCRIPTION	3. – APR. 1 TO JUNE 30/02	4. - JAN. 1 TO JUNE 30/02	5. – APR. 1 TO JUNE 30/01	6. - JAN. 1 TO JUNE 30/01
3.01	Gross revenue from sales of goods and/or services	139,682	263,682	127,035	256,316
3.02	Deductions from gross sales	(22,521)	(42,100)	(18,631)	(38,494)
3.03	Net revenue from sale of goods and services	117,161	221,582	108,404	217,822
3.04	Cost of goods and/or services sold	(87,481)	(165,522)	(83,611)	(164,825)
3.05	Gross income	29,680	56,060	24,793	52,997
3.06	Operating expenses/income	(49,034)	(81,328)	(37,784)	(78,002)
3.06.01	Sales expenses	(22,354)	(43,004)	(17,528)	(34,027)
3.06.01.01	Freight and transport expenses	(8,540)	(16,407)	(7,815)	(15,416)
3.06.01.02	Personnel Salaries	(5,133)	(10,837)	(3,896)	(7,629)
3.06.01.03	Advertising and marketing	(3,961)	(8,294)	(3,633)	(6,440)
3.06.01.04	Consumables	(196)	(314)	(131)	(277)
3.06.01.05	Allowance for doubtful accounts	(45)	(275)	(242)	(457)
3.06.01.06	Services provides by others	(2,966)	(4,020)	(525)	(1,257)
3.06.01.07	Depreciation	(236)	(345)	(119)	(328)
3.06.01.08	Other sales expenses	(1,277)	(2,512)	(1,167)	(2,223)
3.06.02	General and administration	(5,615)	(10,269)	(5,537)	(10,203)
3.06.02.01	Administrative personnel salaries	(2,532)	(4,368)	(2,525)	(4,217)
3.06.02.02	Fees	(824)	(1,599)	(775)	(1,550)
3.06.02.03	Services	(960)	(1,880)	(838)	(1,608)
3.06.02.04	Consumables	(193)	(279)	(113)	(260)
3.06.02.05	Depreciation	(334)	(643)	(215)	(421)
3.06.02.06	Contingency provision	(167)	(399)	(89)	(227)
3.06.02.07	Income and other taxes	(128)	(267)	(174)	(376)
3.06.02.08	Rent	(12)	(74)	(24)	(121)
3.06.02.09	Travel expenses	92	630	(73)	(170)
3.06.02.20	Other general and administrative expenses	(557)	(1,360)	(711)	(1,253)
3.06.03	Financial	(28,089)	(35,528)	(14,595)	(33,538)

28

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

7.01 – CONSOLIDATED STATEMENT OF RESULTS (Reais thousand)

1. - CODE	2. - DESCRIPTION	3. – APR. 1 TO JUNE 30/02	4. - JAN. 1 TO JUNE 30/02	5. – APR. 1 TO JUNE 30/01	6. - JAN. 1 TO JUNE 30/01
3.06.03.01	Financial income	6,939	6,587	3,473	6,443
3.06.03.02	Financial expenses	(35,028)	(42,115)	(18,068)	(39,981)
3.06.04	Other operating income	7,879	7,984	286	511
3.06.05	Other operating expenses	(855)	(1,141)	(410)	(745)
3.06.06	Equity income	0	0	0	0
3.07	Operating income	(19,354)	(25,868)	(12,991)	(25,005)
3.08	Non-operating income	(414)	(350)	240	2,667
3.08.01	Income	2,821	3,051	329	3,027
3.08.02	Expenses	(3,235)	(3,401)	(89)	(360)
3.09	Income before income taxes and social contribution	(19,768)	(26,218)	(12,751)	(22,338)
3.10	Provision for income tax and social contribution	(277)	(769)	(172)	(959)
3.10.01	Provision for income tax	(201)	(632)	(125)	(698)
3.10.02	Provision for social contribution	(76)	(137)	(47)	(261)
3.11	Deferred income tax	5,971	13,514	4.363	8.259
3.11.01	Provision for deferred income tax	4,350	10,259	3.256	6.117
3.11.02	Provision for deferred social contribution	1,621	3,255	1.107	2.142
3.12	Statutory participation and contribution	0	0	.0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversal of interest on capital stock	0	0	0	0
3.14	Minority interest	586	1,187	(24)	(209)
3.15	Income/loss for period	(13,488)	(12,286)	(8,584)	(15,247)
	NUMBER OF SHARES LESS HELD IN TREASURY (000)	165,447	165,447	165,447	165,447
	EARNINGS PER SHARE				
	LOSS PER SHARE	(0.08152)	(0.07426)	(0.05188)	(0.09216)

29

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

8.01 – COMMENT ON CONSOLIDATED QUARTERLY PERFORMANCE

1 – Financial Ratios	June/02	March/02
Balance sheet ratios		
A. - Quick ratio	0.79	0.67
B. - Current ratio	1.33	1.14
C. - Debt to equity	0.62	0.72
Operating ratios	June/02	June01
A. - Gross margin		
Gross income/Net sales revenue	25.3%	22.9%
B.- Administrative Expenses/Net Sales Revenue	(4.8%)	(5.1%)
C - Sales Expenses/Net Sales Revenue	(19.1%)	(16.2%)
D. - Net Financial Revenue/Net Sales Revenue	(24.0%)	(13.5%)
E. - Operating Income/Net Sales Revenue	(16.5%)	(11.8%)
F. - Net Income/Net Sales Revenue	(11.5%)	(7.9%)
G. - Asset turnover:		
Net Sales Revenue/Average Total Assets	0.24	0.18
H. - Return on assets:		
Net Income/Total Average Assets	(2.74%)	(1.40%)
I. - Return on equity:		
Net Income/Average Shareholders' Equity	(7.80%)	(3.56%)

During the quarter, consolidated operating income reached R$ 139,682 (R$ 127,034 in second quarter of 2001) an increase of R$ 12,648 reduction due to the increased sale of by-products (mainly cheese).

Consolidated operating expenses for the quarter were R$ 49,034 (R$ 37,638 in the second quarter of 2001) an increase of R$ 11,396 as a result of sales expenses and financial expenses caused by the foreign exchange fluctuation.

Considering the expectations for the Company and its subsidiaries, Leco and Dan Vigor, the consolidated results should improve over the next quarters.

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

9.01 – INTEREST IN SUBSIDIARIES AND/OR AFFILIATES

1 – ITEM	2. – NAME	3. – CNPJ	4. – CLASSIFICATION	5. – % IN INVESTED CAPITAL	6. – % NET EQUITY IN INVESTMENT
7 – TYPE OF COMPANY		8. – NUMBER OF SHARES HELD IN CURRENT QUARTER (THOU)	9. – NUMBER OF SHARES HELD IN PAST QUARTER (THOU)		
01	CIA LECO DE PRODUTOS ALIMENTÍCIOS	60.434.487/0001-42	Open subsidiary	80.00	44.33
Corporation: commercial, manufacturing, other		116,000	116,000		
	DAN VIGOR INDÚSTRIA E COMÉRCIO LTDA.	55.566.871/0001-69	Closed subsidiary	50.00	3.39
Corporation: commercial, manufacturing, other		6,007	6,077		

31

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

15.01 INVESTMENT PROJECTS

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

16.01 OTHER INFORMATION THAT THE COMPANY CONSIDERS MATERIAL

1) CORPORATE GOVERNANCE LEVEL I.

On October 4, 2001, Vigor became part of the **Bovespa Corporate Governance Level I**. As a consequence Vigor became part of the IGC – Corporate Governance Index. This voluntary initiative characterizes the Company as offering more transparency to domestic and international investors certifying its commitment to the market.

2) SHARE HOLDINGS

	Share Position on June 30, 2002 (Units)			
	Common	Preferred	Total	%
Controlling shareholders	95,948,042	27,624,474	123,572,516	74.69
In circulation	2,000	41,872,573	41,874.573	25.31
Total	95,950,042	69,497,047	165,447,089	100.00

3) SHAREHOLDINGS OF SHAREHOLDERS WITH MORE THAT 5% OF VOTING CAPITAL ON June 30, 2002

S/A FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR

NAME / CORPORATE NAME	COMMON SHARES	%	PREFERRED SHARES	%
CM INDÚSTRIA E COMÉRCIO LTDA	94,208,624	98.19	27,624,474	39.75
OTHERS	1,741,418	1.81	41,872,573	60.25
TOTAL	95,950,042	100.00	69,497,047	100.00

CM INDÚSTRIA E COMÉRCIO LTDA

NAME / CORPORATE NAME	QUOTAS	%
CARLOS ALBERTO MANSUR	64,590,000	100.00
OTHERS	180	0.00
TOTAL	64,590,180	100.00

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

16.01 OTHER INFORMATION THAT THE COMPANY CONSIDERS MATERIAL

4) COMPANY SHARES HELD BY MANAGEMENT AND CONTROLLING SHAREHOLDERS

	Share Position on June 30, 2002 (Units)			
	Common	Preferred	Total	%
Controlling shareholders	95,948,042	27,624,474	123,572,516	99,972
Members of Administrative Council	-	2,000	2,000	0.002
Members of Fiscal Council	-	-	-	-
Directors (management)	-	32,285	32,285	0.026
Total	95,948,042	27,658,759	123,606,801	100.000

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

A free translation from Portuguese into English of the Special Review of the Independent Auditors on the Quarterly Information Report of S/A FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR prepared in Brazilian Reais and in conformity with the auditing principles generally accepted in Brazil.

To the:
Management and Shareholders
S/A Fábrica de Produtos Alimentícios Vigor
São Paulo – SP

1. We carried out a special review of the Quarterly Information Report (ITR) of S/A FÁBRICA DE PRODUTOS ALIMENTÍCIOS VIGOR for the quarter ended June 30, 2002, including the balance sheet, statement of results of operations and report of performance and consolidated, conforming to Brazilian corporate legislation and prepared under the responsibility of Management.

2. Our review was carried out in accord with the specific standards established by the Brazilian Accountants Institute (Instituto Brasileiro de Contadores – IBRACON), in conjunction with the Federal Accounting Council (Conselho Federal de Contabilidade), and consists, mainly, in a) questioning and discussion with the managers responsible for the accounting, financial and operating areas of the Company, as to the main criteria used for the preparation of the Quarterly Information and b) review of the information and subsequent events that have or could have a significant effect on the Company's financial situation and operations.

3. Based on our special review, we are not aware of any relevant modifications that should be made to the Quarterly Information Report referred to above, so that they conform to the accounting practices emanating from the standards issued by the Brazilian Securities Commission (CVM), specifically applicable for the preparation of the obligatory Quarterly Information Report.

4. The statement of cash flows for the quarter ended June 30, 2002 and for the fiscal period ended December 31, 2001 represent complementary information to the Quarterly Information Report and are for the purpose of making possible further analysis. This complementary information was submitted to the same review procedures as applied to the Quarterly Information Report.

5. As mentioned in Note 9, the Company has long-term tax credits on its books related to deferred income tax and social contributions currently under legal discussion, and temporarily not deductible for tax purposes, for tax loses and the negative calculation base for social contributions. The realization of these credits depends on the generation of the taxable income.

35

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

6. The financial statements for the quarter ended June 30, 2001, included in the Quarterly Information Report for comparative purposes, were examined by other independent auditors who issued an unrestricted opinion on them on April 8, 2002.

São Paulo August 20, 2002

BOUCINHAS & CAMPOS S/C
Auditores Independentes
CRC 2SP 005528/O-8

Eduardo Pedro Fernandez Celeiro
Accountant
CRC 1SP 171077/O-2

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

18.01 – STATEMENT OF RESULTS OF THE SUBSIDIARY/AFFILIATED (Reais thousand)

1. – CODE	2. – DESCRIPTION	3. – APR. 1 TO JUNE 30/02	4. - JAN. 1 TO JUNE 30/02	5. – APR. 1 TO JUNE 30/01	6. - JAN. 1 TO JUNE 30/01
3.01	Gross revenue from sales of goods and/or services	12.435	19.817	6,531	12,995
3.02	Deductions from gross sales	(3.480)	(5.430)	(1,036)	(1,999)
3.03	Net revenue from sale of goods and services	8.955	14.387	5,495	10,996
3.04	Cost of goods and/or services sold	(7.077)	(11.435)	(4,631)	(8,773)
3.05	Gross income	1.878	2.952	864	2,223
3.06	Operating expenses/income	(2.655)	(4.878)	(325)	(670)
3.06.01	Sales expenses	(1.655)	(3.399)	(421)	(719)
3.06.01.01	Freight and trucking	(146)	(335)	0	0
3.06.01.02	Personal expenses	152	(307)	0	0
3.06.01.03	Advertising and marketing	227	(471)	(421)	(719)
3.06.01.04	Consumables	4	0	0	0
3.06.01.05	Third party services	(1.831)	(1.941)	0	0
3.06.01.06	Others	(61)	(345)	0	0
3.06.02	General and administration	(418)	(859)	(257)	(514)
3.06.02.01	Administrative salaries	(195)	(399)	(111)	(222)
3.06.02.03	Professional services	(108)	(252)	(76)	(157)
3.06.02.04	Income and other taxes	1	0	(6)	(22)
3.06.02.07	Travel expenses	7	0	(7)	(11)
3.06.02.08	Rent	8	0	0	0
3.06.02.20	Other expenses	(131)	(208)	(57)	(102)
3.06.03	Financial	(583)	(622)	251	462
3.06.03.01	Financial income	49	104	316	576
3.06.03.02	Financial expenses	(632)	(726)	(65)	(114)
3.06.04	Other operating income	1	2	107	107
3.06.05	Other operating expenses	0	0	(5)	(6)
3.06.06	Equity income	0	0	0	0

37

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

18.01 – STATEMENT OF RESULTS OF THE SUBSIDIARY/AFFILIATED (Reais thousand)

1. - CODE	2. - DESCRIPTION	3. – JAN. 1 TO MARCH 31/02	4. - JAN. 1 TO MARCH 31/02	5. – JAN. 1 TO MARCH 31/01	6. - JAN. 1 TO MARCH 31/01
3.07	Operating income	(777)	(1.926)	539	1,553
3.08	Non-operating income	(10)	(58)	(37)	(71)
3.08.01	Income	0	1	0	0
3.08.02	Expenses	(10)	(59)	(37)	(71)
3.09	Income before income taxes and social contribution	(787)	(1.984)	502	1,482
3.10	Provision for income tax and social contribution	0	0	(172)	(516)
3.10.01	Provision for income	0	0	(125)	(376)
3.10.02	Provision for social contribution	0	0	(47)	(140)
3.11	Deferred income tax	0	0	0	0
3.12	Statutory participation and contribution	0	0	0	0
3.12.01	Participation	0	0	0	0
3.12.02	Contribution	0	0	0	0
3.13	Reversal of interest on capital stock	0	0	0	0
3.15	Income/loss for period	(787)	(1.984)	330	966
	NUMBER OF SHARES LESS HELD IN TREASURY (000)	12,153	12.153	12,153	12,153
	EARNINGS PER SHARE			0.02715	0.07949
	LOSS PER SHARE	(0.06476)	(0.16325)		

38

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 - 86

18.02 – COMMENT ON PERFORMANCE OF SUBSIDIARY/AFFILIATE

Subsidiary/Affiliate: DAN VIGOR INDÚSTRIA E COMÉRCIO LTDA.

On February 1, 2002, the Company assumed the management of all the operating activities, independently of its Parent VIGOR.

Quarterly net revenue was R$ 8,955 (R$ 5,495 in the second quarter of 2001), an increase of R$ 3,460 as a result of the policy adopted.

The number of persons employed directly was 172 (86 in the second quarter of 2001) directly reflects on operating expenses for the quarter, R$ 2,655 (R$ 325 in the second quarter of 2001) and in the quarterly operating loss of R$ 777.

The expectation is that in the next few quarters with independent operating activities, DAN VIGOR will increase sales as well as improve future performance.

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION – CVM
ITR – QUARTERLY INFORMATION REPORT
COMPANY CLASSIFICATION: Commercial, Industrial and others
Base Date June 30, 2002 prepared in accord with Brazilian Corporate Legislation

1.01 – IDENTIFICATION

1. – CVM CODE	2. – CORPORATE NAME	3. – CNPJ
01022-7	SA FÁBRICA PROD. ALIMCS VIGOR	61.116.331/0001 – 86

TABLE OF CONTENTS